UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ICL GROUP LTD.

1.	ICL Announces Results of Tender of Classified Investors to Increase its Existing Series G Debentures Offering

ICL ANNOUNCES RESULTS OF TENDER OF CLASSIFIED INVESTORS TO INCREASE ITS EXISTING SERIES G DEBENTURES OFFERING

ICL Group Ltd (the "Company") announced today, further to its announcement yesterday that it is considering a potential public offering of its Series G debentures in Israel, that it held a tender for early commitments from classified investors in contemplation of a potential offering to the public in Israel of Series G Debentures and their listing on the Tel Aviv Stock Exchange (TASE). Subject to the completion of the contemplated offering, the Company has accepted early commitments from classified investors for the purchase of an aggregate principal amount of NIS 390 million Series G Debentures, out of orders for an aggregate principal amount of approximately NIS 580 million Series G Debentures received in the tender, at a price of not less than NIS 965 per each unit of 1,000 Series G Debentures and for aggregate gross proceeds of approximately NIS 375 million. The minimum price per Series G Debenture in the institutional tender shall constitute the minimum price per Series G Debenture in the public tender, in so far as such as an offering shall be executed, and the final price per Series G Debenture shall be determined in the public tender, if executed.

Standard & Poor’s Maalot has reaffirmed an ilAA rating for such potential offering of debentures of up to NIS 390 million principal amount, which the Company may issue.

The execution, terms and amount of such contemplated offering are subject to the Company’s discretion, publication of a supplemental offering report and the prior approval of the Tel Aviv Stock Exchange (TASE) for the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

The potential offering described in this announcement will be made, if made, only in Israel and only to residents of Israel. The securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our potential to undertake a debenture offering in Israel, the timing, terms and amount of such potential offering and other risk factors discussed under “Item 3 - Key Information— D. Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020, as updated in the Company’s report for the three months ended March 31, 2020, furnished by the Company to the SEC in its Report on Form 6-K on May 12, 2020.

Forward-looking statements refer only to the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: May 14, 2020